Pepco Holdings, Inc. and Subsidiaries Quarter Ended September 30, 2005
	Issued during Quarter			Balance at End of Quarter
Company	Common Stock	External Long-Term Debt	Long-Term Promissory Notes	Short-Term Promissory Notes	Money Pool Advances (1)	External Short-term Debt	Capital Contributions Received
ATE Investment, Inc.	*	*	*	*	*	*	*
Atlantic Southern Properties, Inc.	*	*	*	*	*	*	*
Conectiv Energy Holding Company	*	*	*	(2)*	*	*	*
Potomac Capital Investment Corporation	*	*	*	*	*	*	*
(1) Money pool interest rate at end of quarter = 4.19%
(2) Interest rate at end of quarter = 4.19%
* Confidential treatment requested.